================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM 11-K

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM __________ TO ___________

                        COMMISSION FILE NUMBER 333-21399

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Willbros Employees' 401(k) Investment Plan
                        4400 Post Oak Parkway, Suite 1000
                              Houston, Texas 77027


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Willbros Group, Inc.
                               Plaza 2000 Building
                             50th Street, 8th Floor
                                  Apartado 6307
                          Panama 5, Republic of Panama
                         Telephone No.: (50-7) 213-0947


================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       WILLBROS EMPLOYEES' 401(k)
                                           INVESTMENT PLAN



Date:    June 28, 2002                 By: /s/ Warren L. Williams
                                           -------------------------------------
                                           Warren L. Williams
                                           Willbros Employee Benefits Committee

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                                    INDEX TO

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                         Page
                                                                         ----
Independent Auditors' Report                                               4

Financial Statements:

         Statements of Net Assets Available for Plan Benefits              5

         Statements of Changes in Net Assets Available for
         Plan Benefits                                                     6

         Notes to Financial Statements                                     7-10

Schedule 1, Line 4i- Schedule of Assets Held at End of Year                11-15


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

                          INDEPENDENT AUDITORS' REPORT



Willbros Employees' Benefits Committee
Willbros USA, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       KPMG LLP


Houston, Texas
June 14, 2002

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000


                                                 2001                  2000
                                             -------------        --------------
Investments, at fair value                   $  23,551,098        $   19,343,059
Accrued investment income                            4,840                26,079
Contributions receivable:
     Employer                                       42,483                16,078
     Employee                                       62,407                47,161
Cash                                                34,684                   --
Due to broker                                      (38,518)                   17
                                             -------------        --------------
      Net assets available for
        plan benefits                        $  23,656,994        $   19,432,394
                                             =============        ==============




See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2001 and 2000



                                                                               2001                      2000
                                                                        -----------------       -------------------
Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of investments                   $        1,999,422      $        428,083
        Dividends                                                                   53,581               102,551
        Interest                                                                    20,671                55,251
                                                                        ------------------      ----------------
                                                                                 2,073,674               585,885
     Contributions:
        Employer, net of forfeitures                                               960,602               552,991
        Participants                                                             3,794,677             1,757,978
                                                                        ------------------      ----------------
                                                                                 4,755,279             2,310,969
                                                                        ------------------      ----------------
                 Total additions                                                 6,828,953             2,896,854
Deductions from net assets attributed to:
     Benefits paid to participants                                               2,506,163             4,839,413
     Loans to participants                                                             363                 5,850
     Trustee and other fees                                                         99,892               107,112
     Conversion/transfers                                                           (2,065)             (328,982)
                                                                        ------------------      ----------------
                 Total deductions                                                2,604,353             4,623,393
                                                                        ------------------      ----------------
                 Net (decrease) increase                                         4,224,600            (1,726,539)
Net assets available for plan benefits:
     Beginning of year                                                          19,432,394            21,158,933
                                                                        ------------------      ----------------
     End of year                                                        $       23,656,994      $     19,432,394
                                                                        ==================      ================



See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    DESCRIPTION OF PLAN

       The following description of the Willbros Employees' 401(k) Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all full-time employees of Willbros USA, Inc., Willbros Engineers, Inc., Willbros Operating Services, Inc. and Rogers and Phillips, Inc., and all salaried employees of Willbros Energy Services Company (collectively, the Company) who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

       (b)    CONTRIBUTIONS

              Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company matches employee contributions, up to a maximum of 4% of salary as follows: 100% in the form of cash or 125% in the form of Willbros Group, Inc. common stock, as elected by the employee.

       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    VESTING

              Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: one year - 25%; two years - 50%; three years - 75%; four years - 100%.

       (e)    FORFEITURES

              The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions or pay for plan expenses.

       (f)    PAYMENT OF PLAN BENEFITS

              On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $5,000, defer distribution until age 70 is reached or death occurs.

              Participants who are age 55 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000




       (g)    PARTICIPANT LOANS

              Participants may borrow from the Plan pursuant to Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

              Loans are stated at cost, which approximates fair value.

       (h)    INVESTMENT OPTIONS

              Participants may direct investment of their funds to one or more of the following investment options:

                   Specifically Directed Investments
                   Specifically Directed Flexible Choice Investments
                   The Frank Russell Investment Contract Fund
                   The Frank Russell Fixed Income I Fund
                   The Frank Russell Balanced Income Fund
                   The Frank Russell Domestic Conservative Balanced Fund The Frank Russell Global Balanced Fund
                   The Frank Russell Aggressive Balanced Fund
                   The Frank Russell Global Equity Fund
                   The Frank Russell Equity I Fund
                   The Frank Russell All International Markets Fund
                   The Frank Russell Small Cap Fund
                   Willbros Group, Inc. Common Stock

       (i)    ADMINISTRATIVE EXPENSES

              Administrative expenses of the Plan (except transaction fees for participants' specifically directed investments and trustee fees) are paid by the Company.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (b)    NET ASSETS AVAILABLE FOR PLAN BENEFITS

              Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. The annual information return filed with the Internal Revenue Service (Form 5500) requires amounts due to participants who have withdrawn from the Plan to be stated as a liability and a distribution. There were no such benefits payable at December 31, 2001 and 2000.

       (c)    INVESTMENTS

              Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation or depreciation. Purchases and sales of investments are recorded on a trade date basis.

 (3)   PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)    TAX STATUS

       The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and that the Plan is exempt from Federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.

(5)    INVESTMENTS

       The Plan's investments and cash are held by Bank of Oklahoma, N.A. and administered under a trust agreement with the Company. The Plan's investment options are managed by Frank Russell Trust Company (FRTC), which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Willbros Employees' Benefits Committee retains the right to change the options available to participants.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



       The following table presents the fair values of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified (*).

                                                                                 2001                       2000
                                                                          --------------------       -------------------
      Specifically Directed Investment Fund                               $      6,694,441   *       $     5,742,136   *
      Specifically Directed Flexible Choice Investment Fund                        635,026                   225,585
      FRTC Investment Contract Fund                                              2,290,682   *             1,501,798   *
      FRTC Fixed Income I Fund                                                   1,632,329   *               628,908
      FRTC Balanced Income Fund                                                    455,775                   103,037
      FRTC Domestic Conservative Balanced Fund                                     117,890                    51,813
      FRTC Global Balanced Fund                                                  2,751,195   *             2,793,005   *
      FRTC Aggressive Balanced Fund                                                551,515                   284,851
      FRTC Global Equity Fund                                                      277,743                   169,886
      FRTC Equity I Fund                                                         2,729,545   *             3,361,515   *
      FRTC All International Markets Fund                                          624,430                   991,988   *
      FRTC Small Cap Fund                                                        1,653,133   *             1,621,835   *
      Willbros Group Inc.                                                        2,658,976   *             1,401,914   *
      Participant Loan Fund                                                        478,418                   464,788
                                                                          --------------------       -------------------
                                                                          $     23,551,098           $     19,343,059
                                                                          ====================       ===================


       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,999,422 as follows:

                  Mutual funds                             $   1,359,607
                  Common stock                                   519,850
                  Government bonds                               119,965
                                                           -------------
                                                           $   1,999,422
                                                           =============


(6)    PLAN AMENDMENTS

       Effective April 1, 2001, the Plan was amended to allow employees to participate after 90 days of service without regard to age of the employee. Vesting in the Company contribution account is based on years of service earned as follows: one to two years - 25%; two to three years
       - 50%; three to four years 75%; and over four years - 100%.

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN
          Schedule 1, Line 4i - Schedule of Assets Held at End of Year
                                December 31, 2001

       (a)                          (b)                                      (c)                                 (d)      (e)
                                                                   DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST      IDENTITY OF ISSUER, BORROWER,             INCLUDING MATURITY DATE, RATE                           CURRENT
 IDENTIFICATION          LESSOR, OR SIMILAR PARTY              OF INTEREST, PAR, OR MATURITY VALUE    SHARES    COST      VALUE
------------------   ----------------------------------------  -----------------------------------   -------   --------  --------
                     Alliance World DLR Govt FD II             Common Stock                            1,473   $  3,240  $ 14,244
                     American International Group Inc.         Common Stock                            6,319     97,709   501,729
                     Baldor Electric Company                   Common Stock                            1,550     29,923    32,395
                     Bristol Myers Squibb Corporation          Common Stock                              550     31,067    28,050
                     Chesapeake Energy Corporation             Common Stock                            1,000      9,078     6,610
                     Coca Cola Co.                             Common Stock                              100      5,479     4,715
                     Delphi Automotive Systems Corporation     Common Stock                              698      5,888     9,535
                     Direct Connect Intl Holdings              Common Stock                            5,000      3,438         1
                     Dollar General Corporation                Common Stock                            3,200     53,164    47,680
                     Drypers Corporation                       Common Stock                            1,000      6,260         2
                     Dupont EI DE Nemours                      Common Stock                              100      4,404     4,251
                     ExxonMobil Corp                           Common Stock                              200      8,535     7,860
                     Family Dollar Stores                      Common Stock                            1,425     40,690    42,722
                     Ford Motor Company                        Common Stock                            1,700     38,091    26,724
                     Future Healthcare Inc.                    Common Stock                            1,000      4,500         6
                     General Electric Corporation              Common Stock                              200      9,410     8,016
                     General Motors Corporation                Common Stock                            1,100     35,345    53,460
                     Gillette Company                          Common Stock                            1,000     31,370    33,400
                     Helmerich & Payne Inc                     Common Stock                            1,550     44,502    51,739
                     Information Management Technologies       Common Stock                            3,000     19,922         6
                     Intel Corporation                         Common Stock                              200      6,550     6,290
                     JDS Uniphase Corporation                  Common Stock                              200      6,537     1,736
                     Kimberly Clark Corporation                Common Stock                              250     13,950    14,950
                     Lindsay MFG Co.                           Common Stock                            1,975     40,451    38,216
                     Management Technologies Inc               Common Stock                           20,000      6,448        40
                     Merck and Company Inc.                    Common Stock                            5,975    396,116   351,330
                     Millennium Sports Management Inc.         Common Stock                               10      3,000         1
                     New York Times                            Common Stock                              800     35,728    34,600
                     Northern Border Partners LP Unit Ltd      Common Stock                              100      2,941     3,901
                     Peagus Gold Inc.                          Common Stock                              200      2,535         1
                     Phillip Services Corporation              Common Stock                            5,000        --         27
                     Phillip Svcs Corp Del                     Common Stock                               18      2,902        26
                     Raytheon Co CL A                          Common Stock                               63      1,985     2,046
                     Sports Media Inc                          Common Stock                            1,000      5,375         5
                     St. Paul Companies                        Common Stock                              282      3,863    12,400
                     Syntroleum Corporation                    Common Stock                              200      5,542     1,420
                     The Williams Companies                    Common Stock                           11,950    299,542   304,964
                     Unisource Energy Corporation              Common Stock                               80      3,354     1,455
                     United Parcel Service                     Common Stock                              775     42,984    42,238
                     Valmont Industrial Inc                    Common Stock                            2,350   $ 36,791  $ 33,981
                     Verisign Inc.                             Common Stock                              100      8,925     3,804

                   WILLBROS EMPLOYEES' 401(K) INVESTMENT PLAN
          Schedule 1, Line 4i - Schedule of Assets Held at End of Year
                                December 31, 2001

       (a)                           (b)                                               (c)                                   (d)
                                                                             DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST        IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE
 IDENTIFICATION             LESSOR, OR SIMILAR PARTY                  OF INTEREST, PAR, OR MATURITY VALUE         SHARES     COST
---------------- ---------------------------------------------   ----------------------------------------------  --------  --------
                 Vitesse Semiconductor Corporation               Common Stock                                         200     6,537
                 Voice Powered Technology Intl, Inc.             Common Stock                                         800     2,650
                 Wal-mart Stores                                 Common Stock                                       1,040    29,578
        *        Willbros Group, Inc.                            Common Stock                                     111,000   719,141
                 WorldCom Inc Worldcom Group                     Common Stock                                         100       624
                 WorldCom Inc GA New Com                         Common Stock                                       1,864     5,821
                 Scudder Global High Income Fund                 Common Stock                                       2,000     9,323
                 Credit Suisse International Equity              Pooled Equity Funds                                3,156    62,153
                 Morgan Stanley Investment Balance               Pooled Equity Funds                                6,833    90,707
                 Janus Fund                                      Pooled Equity Funds                                3,270   112,515
                 Janus Overseas Fund #54                         Pooled Equity Funds                                  737    12,643
                 Janus Twenty Fd Inc # 43                        Pooled Equity Funds                                   80     5,342
                 Profunds Ultra OTC Fund - Investors             Pooled Equity Funds                                   13     1,362
                 Rydex OTC Fund                                  Pooled Equity Funds                                  779    11,712
                 Westcore Midco Growth Fund Instl                Pooled Equity Funds                                4,182    46,417
        *        Frank Russell Trust Equity I Fund               Pooled Equity Funds                                7,722   250,000
        *        Frank Russell Trust Fixed Income I Fund         Pooled Equity Funds                                6,273   100,000
        *        Frank Russel Trust Small Cap Fund               Pooled Equity Funds                                3,495    50,000
        *        Frank Russell Trust Investment Contract Fund    Pooled Equity Funds                                4,959   100,000
        *        Frank Russell Trust Global Balance Fund         Pooled Equity Funds                                6,275   150,000
        *        Frank Russell Trust all International Markets   Pooled Equity Funds                                2,635    50,000
                 Intermediate Bond Fund                          Pooled Fixed Income Funds                          5,522    56,212
                 GNMA Pool                                       Treasury and Federal Agencies / Government
                                                                   Obligations 9%, maturing January 15, 2000        3,985     3,905
                 GNMA Pool #152552                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing April 15, 1999         2,156     2,155
                 CNMA Pool #246216                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing February 15, 3018      3,766     3,795
                 GNMA Pool #299939                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing September 15, 2000   750,000   524,115
                 US Government Strip - Int.                      Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing February 15, 2001    200,000   161,808
                 US Treasury Strip - Int Generic Tint PYMT       Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing August 15, 2005      300,000   203,514

      (a)                            (b)                                               (c)                           (e)
                                                                             DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST        IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE
 IDENTIFICATION             LESSOR, OR SIMILAR PARTY                  OF INTEREST, PAR, OR MATURITY VALUE        CURRENT VALUE
---------------- ---------------------------------------------   ----------------------------------------------  -------------
                 Vitesse Semiconductor Corporation               Common Stock                                          2,486
                 Voice Powered Technology Intl, Inc.             Common Stock                                              6
                 Wal-mart Stores                                 Common Stock                                         59,852
        *        Willbros Group, Inc.                            Common Stock                                      1,776,000
                 WorldCom Inc Worldcom Group                     Common Stock                                          1,270
                 WorldCom Inc GA New Com                         Common Stock                                         26,245
                 Scudder Global High Income Fund                 Common Stock                                         11,140
                 Credit Suisse International Equity              Pooled Equity Funds                                  37,625
                 Morgan Stanley Investment Balance               Pooled Equity Funds                                  75,235
                 Janus Fund                                      Pooled Equity Funds                                  80,454
                 Janus Overseas Fund #54                         Pooled Equity Funds                                  14,969
                 Janus Twenty Fd Inc # 43                        Pooled Equity Funds                                   3,065
                 Profunds Ultra OTC Fund - Investors             Pooled Equity Funds                                     448
                 Rydex OTC Fund                                  Pooled Equity Funds                                   8,612
                 Westcore Midco Growth Fund Instl                Pooled Equity Funds                                  24,003
        *        Frank Russell Trust Equity I Fund               Pooled Equity Funds                                 256,687
        *        Frank Russell Trust Fixed Income I Fund         Pooled Equity Funds                                 126,898
        *        Frank Russel Trust Small Cap Fund               Pooled Equity Funds                                  68,982
        *        Frank Russell Trust Investment Contract Fund    Pooled Equity Funds                                 124,711
        *        Frank Russell Trust Global Balance Fund         Pooled Equity Funds                                 175,020
        *        Frank Russell Trust all International Markets   Pooled Equity Funds                                  50,669
                 Intermediate Bond Fund                          Pooled Fixed Income Funds                            57,980
                 GNMA Pool                                       Treasury and Federal Agencies / Government
                                                                   Obligations 9%, maturing January 15, 2000           4,491
                 GNMA Pool #152552                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing April 15, 1999            2,428
                 CNMA Pool #246216                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing February 15, 3018         4,247
                 GNMA Pool #299939                               Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing September 15, 2000      547,736
                 US Government Strip - Int.                      Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing February 15, 2001       187,250
                 US Treasury Strip - Int Generic Tint PYMT       Treasury and Federal Agencies / Government
                                                                   Obligations 10%, maturing August 15, 2005         237,750

       (a)                                 (b)                                             (c)
                                                                               DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST            IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE
 IDENTIFICATION                LESSOR, OR SIMILAR PARTY                   OF INTEREST, PAR, OR MATURITY VALUE             SHARES
------------------     ------------------------------------------         -----------------------------------            -------

                         US Treasury Strip Int                            Treasury and Federal Agencies / Government
                                                                             Obligations maturing February 15, 2003       550,000
                         AP Cash Management                               Cash and Cash Equivalents
                         Unsettled Trades                                 Unsettled Trades

                           Total participant-directed
                             investments

                         Berger Small Cap Value                           Flexible Choice Investment Funds                     78
                         Dodge & Cox Balanced Fund                        Flexible Choice Investment Funds                    100
                         Dodge & Cox Stock Fund                           Flexible Choice Investment Funds                     85
                         Europacific Growth Fund                          Flexible Choice Investment Funds                    276
                         Fidelity Independence Fund                       Flexible Choice Investment Funds                  1,113
                         Fidelity Growth Company Fund                     Flexible Choice Investment Funds                    263
                         Fidelity New Millennium Fund                     Flexible Choice Investment Funds                    663
                         Fidelity Blue Chip Growth Fund                   Flexible Choice Investment Funds                    181
                         Fidelity Select Technology                       Flexible Choice Investment Funds                  1,011
                         Fidelity Select Health Care Port Fund            Flexible Choice Investment Funds                     25
                         Fidelity Select Development Fund                 Flexible Choice Investment Funds                    137
                         Fidelity Select Energy Service Port Fund         Flexible Choice Investment Funds                    122
                         Fidelity Select Electronics Port                 Flexible Choice Investment Funds                     66
                         Franklin Sm-Mid Cap Growth Fund                  Flexible Choice Investment Funds                    433
                         Oakmark Select Fund                              Flexible Choice Investment Funds                    162
                         Janus Fund #42                                   Flexible Choice Investment Funds                    671
                         Janus WorldWide Fund #41                         Flexible Choice Investment Funds                    245
                         Janus Investment Olympus Fund #56                Flexible Choice Investment Funds                    358
                         Janus Enterprise Fund                            Flexible Choice Investment Funds                    514
                         Janus Overseas Fund #54                          Flexible Choice Investment Funds                    492
                         Legg Mason Value Fund                            Flexible Choice Investment Funds                     74
                         Longleaf Partners Growth Fund                    Flexible Choice Investment Funds                    172
                         Affiliated Fund Inc                              Flexible Choice Investment Funds                  2,349
                         Nothern Technology Fund #617                     Flexible Choice Investment Funds                  4,073
                         Pimco Mid Cap Growth #165                        Flexible Choice Investment Funds                  1,088
                         Pimco Innovation Fund                            Flexible Choice Investment Funds                    480
                         Third Avenue Value Fund                          Flexible Choice Investment Funds                    115
                         Tweedy Brown Global Value Fund                   Flexible Choice Investment Funds                    107
                         Van Kampen Emerging Growth Fund                  Flexible Choice Investment Funds                    638
                         Vanguard Healthcare Portfolio Fund               Flexible Choice Investment Funds                    230





       (a)                                 (b)                                             (c)                           (d)
                                                                               DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST            IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE
 IDENTIFICATION                LESSOR, OR SIMILAR PARTY                   OF INTEREST, PAR, OR MATURITY VALUE            COST
------------------     ------------------------------------------         -----------------------------------            ----
                                                                                                                      C>

                         US Treasury Strip Int                            Treasury and Federal Agencies / Government
                                                                             Obligations maturing February 15, 2003      369,707
                         AP Cash Management                               Cash and Cash Equivalents                      516,696
                         Unsettled Trades                                 Unsettled Trades                                 6,110
                                                                                                                      ----------
                           Total participant-directed
                             investments                                                                              $5,072,070
                                                                                                                      ==========
                         Berger Small Cap Value                           Flexible Choice Investment Funds            $    2,294
                         Dodge & Cox Balanced Fund                        Flexible Choice Investment Funds                 6,600
                         Dodge & Cox Stock Fund                           Flexible Choice Investment Funds                 8,708
                         Europacific Growth Fund                          Flexible Choice Investment Funds                 8,572
                         Fidelity Independence Fund                       Flexible Choice Investment Funds                29,094
                         Fidelity Growth Company Fund                     Flexible Choice Investment Funds                21,417
                         Fidelity New Millennium Fund                     Flexible Choice Investment Funds                30,011
                         Fidelity Blue Chip Growth Fund                   Flexible Choice Investment Funds                10,035
                         Fidelity Select Technology                       Flexible Choice Investment Funds                75,622
                         Fidelity Select Health Care Port Fund            Flexible Choice Investment Funds                 4,099
                         Fidelity Select Development Fund                 Flexible Choice Investment Funds                 4,600
                         Fidelity Select Energy Service Port Fund         Flexible Choice Investment Funds                 3,726
                         Fidelity Select Electronics Port                 Flexible Choice Investment Funds                 4,600
                         Franklin Sm-Mid Cap Growth Fund                  Flexible Choice Investment Funds                16,828
                         Oakmark Select Fund                              Flexible Choice Investment Funds                 4,247
                         Janus Fund #42                                   Flexible Choice Investment Funds                27,357
                         Janus WorldWide Fund #41                         Flexible Choice Investment Funds                16,372
                         Janus Investment Olympus Fund #56                Flexible Choice Investment Funds                13,989
                         Janus Enterprise Fund                            Flexible Choice Investment Funds                28,800
                         Janus Overseas Fund #54                          Flexible Choice Investment Funds                15,702
                         Legg Mason Value Fund                            Flexible Choice Investment Funds                 4,258
                         Longleaf Partners Growth Fund                    Flexible Choice Investment Funds                 4,327
                         Affiliated Fund Inc                              Flexible Choice Investment Funds                35,321
                         Nothern Technology Fund #617                     Flexible Choice Investment Funds                69,898
                         Pimco Mid Cap Growth #165                        Flexible Choice Investment Funds                25,368
                         Pimco Innovation Fund                            Flexible Choice Investment Funds                27,683
                         Third Avenue Value Fund                          Flexible Choice Investment Funds                 4,329
                         Tweedy Brown Global Value Fund                   Flexible Choice Investment Funds                 2,173
                         Van Kampen Emerging Growth Fund                  Flexible Choice Investment Funds                47,349
                         Vanguard Healthcare Portfolio Fund               Flexible Choice Investment Funds                30,476


       (a)                                 (b)                                             (c)                               (e)
                                                                               DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST            IDENTITY OF ISSUER, BORROWER,                   INCLUDING MATURITY DATE, RATE                 CURRENT
 IDENTIFICATION                LESSOR, OR SIMILAR PARTY                   OF INTEREST, PAR, OR MATURITY VALUE               VALUE
------------------     ------------------------------------------         -----------------------------------             --------

                         US Treasury Strip Int                            Treasury and Federal Agencies / Government
                                                                             Obligations maturing February 15, 2003         478,803
                         AP Cash Management                               Cash and Cash Equivalents                         516,696
                         Unsettled Trades                                 Unsettled Trades                                    6,110
                                                                                                                         ----------
                           Total participant-directed
                             investments                                                                                 $6,694,441
                                                                                                                         ==========
                         Berger Small Cap Value                           Flexible Choice Investment Funds               $    2,198
                         Dodge & Cox Balanced Fund                        Flexible Choice Investment Funds                    6,524
                         Dodge & Cox Stock Fund                           Flexible Choice Investment Funds                    8,557
                         Europacific Growth Fund                          Flexible Choice Investment Funds                    7,409
                         Fidelity Independence Fund                       Flexible Choice Investment Funds                   17,545
                         Fidelity Growth Company Fund                     Flexible Choice Investment Funds                   14,022
                         Fidelity New Millennium Fund                     Flexible Choice Investment Funds                   18,324
                         Fidelity Blue Chip Growth Fund                   Flexible Choice Investment Funds                    7,753
                         Fidelity Select Technology                       Flexible Choice Investment Funds                   61,274
                         Fidelity Select Health Care Port Fund            Flexible Choice Investment Funds                    3,232
                         Fidelity Select Development Fund                 Flexible Choice Investment Funds                    2,598
                         Fidelity Select Energy Service Port Fund         Flexible Choice Investment Funds                    3,614
                         Fidelity Select Electronics Port                 Flexible Choice Investment Funds                    3,242
                         Franklin Sm-Mid Cap Growth Fund                  Flexible Choice Investment Funds                   13,493
                         Oakmark Select Fund                              Flexible Choice Investment Funds                    4,415
                         Janus Fund #42                                   Flexible Choice Investment Funds                   16,508
                         Janus WorldWide Fund #41                         Flexible Choice Investment Funds                   10,753
                         Janus Investment Olympus Fund #56                Flexible Choice Investment Funds                    9,981
                         Janus Enterprise Fund                            Flexible Choice Investment Funds                   16,437
                         Janus Overseas Fund #54                          Flexible Choice Investment Funds                    9,988
                         Legg Mason Value Fund                            Flexible Choice Investment Funds                    3,696
                         Longleaf Partners Growth Fund                    Flexible Choice Investment Funds                    4,218
                         Affiliated Fund Inc                              Flexible Choice Investment Funds                   32,160
                         Nothern Technology Fund #617                     Flexible Choice Investment Funds                   50,794
                         Pimco Mid Cap Growth #165                        Flexible Choice Investment Funds                   21,200
                         Pimco Innovation Fund                            Flexible Choice Investment Funds                   10,178
                         Third Avenue Value Fund                          Flexible Choice Investment Funds                    4,192
                         Tweedy Brown Global Value Fund                   Flexible Choice Investment Funds                    1,974
                         Van Kampen Emerging Growth Fund                  Flexible Choice Investment Funds                   23,715
                         Vanguard Healthcare Portfolio Fund               Flexible Choice Investment Funds                   26,816


       (a)                                 (b)                                         (c)
                                                                            DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST            IDENTITY OF ISSUER, BORROWER,                INCLUDING MATURITY DATE, RATE
 IDENTIFICATION                LESSOR, OR SIMILAR PARTY                OF INTEREST, PAR, OR MATURITY VALUE                 SHARES
------------------     ------------------------------------------      -----------------------------------                --------

                         Vanguard/Primecap Fund                           Flexible Choice Investment Funds                  3,078
                         Dodge & Cox Income Fund #47                      Flexible Choice Investment Funds                  1,240
                         Morg Stan Inst Fix Inc Fund #123                 Flexible Choice Investment Funds                  1,197
                         Pimco Short Term Inst'l Class                    Flexible Choice Investment Funds                  3,048

                            Total Flexible Choice Investment Funds

*                        Frank Russell Trust Company                      Equity mutual fund invested in common
                            Equity I Fund                                    stocks
*                        Frank Russell Trust Company                      Fixed income mutual fund invested in
                            Fixed Income I Fund                              U.S. government bond, U.S. government
                                                                             agency, corporate, and mortgage-related
                                                                             bonds
*                        Frank Russell Trust Company                      Pooled fund invested in other various
                            Global Balanced Fund                             equity and interest-bearing pooled funds
*                        Frank Russell Trust Company                      Aggressive equity fund invested in
                            Small Cap Fund                                   common stocks
*                        Frank Russell Trust Company                      Mutual fund invested in international
                            All International Markets Fund                   equity investments
*                        Frank Russell Trust Company                      Mutual fund invested in guaranteed
                            Investment Contract Fund                         investment contracts
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. common
                            Balanced Income Fund                             stocks and bonds
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. common
                            Domestic Conservative Balanced Fund              stocks and bonds
*                        Frank Russell Trust Company                      Aggressive equity fund invested in U.S.
                            Aggressive Balanced Fund                         and non-U.S. common stocks
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. and non-U.S.
                            Global Equity Fund                               common stocks
                         Willbros Group Inc.                              Unitized fund in Willbros. Group, Inc.
                                                                             common stock
*                        Participant Loan Fund                            Loans extended to participants maturing in
                                                                             less than 5 years with interest rates
                                                                             ranging from 6% to 9%

                           Total nonparticipant-directed funds

                           Total investments

       (a)                              (b)                                         (c)                                    (d)
                                                                         DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST         IDENTITY OF ISSUER, BORROWER,                INCLUDING MATURITY DATE, RATE
 IDENTIFICATION             LESSOR, OR SIMILAR PARTY                OF INTEREST, PAR, OR MATURITY VALUE                    COST
-----------------   ------------------------------------------      -----------------------------------                    ----

                      Vanguard/Primecap Fund                           Flexible Choice Investment Funds                     169,262
                      Dodge & Cox Income Fund #47                      Flexible Choice Investment Funds                      15,274
                      Morg Stan Inst Fix Inc Fund #123                 Flexible Choice Investment Funds                      14,019
                      Pimco Short Term Inst'l Class                    Flexible Choice Investment Funds                      30,599
                                                                                                                        -----------
                         Total Flexible Choice Investment Funds                                                         $   813,007
                                                                                                                        -----------
*                     Frank Russell Trust Company                      Equity mutual fund invested in common            $ 2,804,428
                         Equity I Fund                                    stocks
*                     Frank Russell Trust Company                      Fixed income mutual fund invested in               1,551,310
                         Fixed Income I Fund                              U.S. government bond, U.S. government
                                                                          agency, corporate, and mortgage-related
                                                                          bonds
*                     Frank Russell Trust Company                      Pooled fund invested in other various              2,474,698
                         Global Balanced Fund                             equity and interest-bearing pooled funds
*                     Frank Russell Trust Company                      Aggressive equity fund invested in                 1,389,003
                         Small Cap Fund                                   common stocks
*                     Frank Russell Trust Company                      Mutual fund invested in international
                         All International Markets Fund                   equity investments                                690,464
*                     Frank Russell Trust Company                      Mutual fund invested in guaranteed
                         Investment Contract Fund                         investment contracts                            2,114,445
*                     Frank Russell Trust Company                      Mutual fund invested in U.S. common
                         Balanced Income Fund                             stocks and bonds                                  451,762
*                     Frank Russell Trust Company                      Mutual fund invested in U.S. common
                         Domestic Conservative Balanced Fund              stocks and bonds                                  113,741
*                     Frank Russell Trust Company                      Aggressive equity fund invested in U.S.
                         Aggressive Balanced Fund                         and non-U.S. common stocks                        546,279
*                     Frank Russell Trust Company                      Mutual fund invested in U.S. and non-U.S.
                         Global Equity Fund                               common stocks                                     289,787
                      Willbros Group Inc.                              Unitized fund in Willbros. Group, Inc.
                                                                          common stock                                    1,559,284
*                     Participant Loan Fund                            Loans extended to participants maturing in
                                                                          less than 5 years with interest rates
                                                                          ranging from 6% to 9%                             478,418
                                                                                                                        -----------
                        Total nonparticipant-directed funds                                                              15,276,628
                                                                                                                        -----------
                        Total investments                                                                               $20,348,698
                                                                                                                        ===========


       (a)                                 (b)                                         (c)                                 (e)
                                                                            DESCRIPTION OF INVESTMENT
PARTY-IN-INTEREST            IDENTITY OF ISSUER, BORROWER,                INCLUDING MATURITY DATE, RATE                  CURRENT
 IDENTIFICATION                LESSOR, OR SIMILAR PARTY                OF INTEREST, PAR, OR MATURITY VALUE                VALUE
------------------     ------------------------------------------      -----------------------------------              --------


                         Vanguard/Primecap Fund                           Flexible Choice Investment Funds                 158,593
                         Dodge & Cox Income Fund #47                      Flexible Choice Investment Funds                  15,129
                         Morg Stan Inst Fix Inc Fund #123                 Flexible Choice Investment Funds                  13,926
                         Pimco Short Term Inst'l Class                    Flexible Choice Investment Funds                  30,566
                                                                                                                       -----------
                            Total Flexible Choice Investment Funds                                                     $   635,026
                                                                                                                       -----------
*                        Frank Russell Trust Company                      Equity mutual fund invested in common        $ 2,729,545
                            Equity I Fund                                    stocks
*                        Frank Russell Trust Company                      Fixed income mutual fund invested in           1,632,329
                            Fixed Income I Fund                              U.S. government bond, U.S. government
                                                                             agency, corporate, and mortgage-related
                                                                             bonds
*                        Frank Russell Trust Company                      Pooled fund invested in other various          2,751,195
                            Global Balanced Fund                             equity and interest-bearing pooled funds
*                        Frank Russell Trust Company                      Aggressive equity fund invested in           $ 1,653,133
                            Small Cap Fund                                   common stocks
*                        Frank Russell Trust Company                      Mutual fund invested in international
                            All International Markets Fund                   equity investments                            624,430
*                        Frank Russell Trust Company                      Mutual fund invested in guaranteed
                            Investment Contract Fund                         investment contracts                        2,290,682
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. common
                            Balanced Income Fund                             stocks and bonds                              455,775
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. common
                            Domestic Conservative Balanced Fund              stocks and bonds                              117,890
*                        Frank Russell Trust Company                      Aggressive equity fund invested in U.S.
                            Aggressive Balanced Fund                         and non-U.S. common stocks                    551,515
*                        Frank Russell Trust Company                      Mutual fund invested in U.S. and non-U.S.
                            Global Equity Fund                               common stocks                                 277,746
                         Willbros Group Inc.                              Unitized fund in Willbros. Group, Inc.
                                                                             common stock                                2,658,976
*                        Participant Loan Fund                            Loans extended to participants maturing in
                                                                             less than 5 years with interest rates
                                                                             ranging from 6% to 9%                         478,418
                                                                                                                      ------------
                           Total nonparticipant-directed funds                                                          16,856,657
                                                                                                                      ------------
                           Total investments                                                                          $ 23,551,098
                                                                                                                      ============

See accompanying independent auditors' report.

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                          EXHIBIT
------           --------------------------------------------------------------
 23              Independent Auditors' Consent